Goodwin Procter 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com + (650) 752-3100

March 1, 2024

Sarah Sidwell

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Astera Labs, Inc.

Registration Statement on Form S-1

Filed February 21, 2024

File No. 333-277205

Dear Staff:

This letter is submitted on behalf of Astera Labs, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 filed on February 21, 2024 (the “Registration Statement”), as set forth in your letter dated February 27, 2024 addressed to Jitendra Mohan, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Sarah Sidwell

Jennifer Angelini

March 1, 2024

Form S-1 Filed February 21, 2024

General

1.

Please revise your registration statement to include disclosure on the prospectus cover and elsewhere regarding the secondary offering. Refer to Items 501 and 507 of Regulation S-K. Please also revise Exhibit 107 as appropriate to reflect shares offered by the selling stockholders, and ensure that the opinion filed as Exhibit 5.1 covers such shares.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 62 and 162 of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that it will file an updated Exhibit 107 in connection with a subsequent filing to reflect the shares offered by the selling stockholders and any changes in the total amount being offered by the Company in the offering, as necessary.

2.

We note that your registration statement includes a number of blanks and omitted information, and that a number of exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed additional exhibits in connection with the filing of the Amended Registration Statement. The Company further advises the Staff that it intends to provide the remaining information in, and file the remaining exhibits with, a subsequent filing prior to requesting effectiveness of its registration statement, apart from information that will not be available until the time the final prospectus is filed.

Prospectus Summary

The Offering, page 11

3.

We note that the number of common stock to be outstanding immediately after the offering is based on your shares outstanding as of December 31, 2023, and excludes RSUs that have satisfied the time condition as of February 15, 2024. Please revise the number of outstanding common stock to reflect information as the date of your prospectus and to include RSUs that will satisfy the time and liquidity conditions with the offering. Include revisions as appropriate elsewhere in your registration statement. In addition, please confirm consistency with the number of RSUs disclosed on pages F-33 and II-3.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 12, 13, 15, 57, 59, 60, 61, 62, and II-3 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises that certain share numbers, as well as pro forma financial information, included in the Amended Registration Statement are being left blank at this time as they are dependent upon the offering price as it impacts the calculation of the net settlement of the restricted stock units for tax withholding purposes. These will be updated in subsequent filings that include the estimated offering price range or offering price. The Company further advises the Staff that there may be slight variations in the numbers presented in the forepart of its prospectus, as of the date of the prospectus, and the amounts provided on page II-3, as the amounts provided on page II-3 reflect all historical grants to date, and the numbers as of the date of this prospectus are inclusive of any subsequent forfeitures of outstanding securities.

Sarah Sidwell

Jennifer Angelini

March 1, 2024

Risk Factors

Sales of substantial amounts of our common stock in the public markets…., page 47

4.

Please update disclosure on page 48 regarding the number of outstanding securities and underlying shares as of December 31, 2023, to reflect information as of the date of your prospectus and to additionally include warrants.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47 and 48 of the Amended Registration Statement in response to the Staff’s comment.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs...., page 48

5.

Please revise to include all RSUs granted as of the date of your prospectus, and to provide quantification for RSUs that will satisfy the time and liquidity conditions with the offering (i.e., not limited to RSUs outstanding as of December 31, 2023). In addition, please revise to clarify whether there are limitations on your ability to issue future RSUs and to more fully describe the risks associated with future RSU issuances.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 48 of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that, as reflected in the revisions, February 15, 2024 was the most recent vesting date for the Company’s outstanding RSUs, and no additional RSUs will satisfy the time condition prior to or in connection with the completion of this offering. Additionally, the Company respectfully advises the Staff that it does not believe that there are any limitations on its ability to issue future RSUs or risks associated with future RSU issuances that are not otherwise described in the Amended Registration Statement. The Company further advises the Staff that it will make any necessary adjustments to the disclosure in the future as needed.

[Signature Page Follows]

Sarah Sidwell

Jennifer Angelini

March 1, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Jitendra Mohan, Astera Labs, Inc.

Julia R. White, Goodwin Procter LLP

John Hutar, Goodwin Procter LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP